TUPPER JONSSON & YEADON BARRISTERS & SOLICITORS AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS
CARL R. JONSSON* GLENN R. YEADON* DAVID A. AUSTIN	LEE S. TUPPER* PAMELA JOE	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3
*denotes a Personal Law Corporation REPLY ATTENTION OF : LEE S. TUPPER		TEL: (604) 683-9262 FAX: (604) 681-0139 LEE S. TUPPER DIRECT LINE: 604-640-6358 Email: tupper@securitieslaw.bc.ca
OUR FILE: 16436		September 28, 2005

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Attention:

Continuous Disclosure

Dear Sirs/Mesdames:

Re:

DEREK OIL & GAS CORPORATION   (the "Company")

Constating Documents

Pursuant to the requirements detailed in section 12 of NI 51-102 Continuous Disclosure Obligations, we enclose for filing with you the following constating documents:

•

Articles of Incorporation;

•

Transition Application;

•

Notice of Articles;

•

Notice of Alteration.

Yours truly,

TUPPER JONSSON & YEADON

“Lee S. Tupper”

LEE S. TUPPER

LST:bgp

Enc.

c:\data\d\derek\corp\bca\bcsc-transition filing letter.doc